Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

November 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Dunham, Esq., Staff Attorney

Re:	Lakeland Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-227727

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lakeland Bancorp, Inc. (the “Company”) hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 9:00 a.m., Eastern Time, on November 5, 2018, or as soon thereafter as practicable.

Please call Laura R. Kuntz of Lowenstein Sandler LLP at 973-597-2398 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson, Esq.
	Name:	Timothy J. Matteson, Esq.
	Title:	Executive Vice President,
Chief Administrative Officer, General Counsel and Corporate Secretary